9800 Fredericksburg Road

San Antonio, Texas 78288

April 13, 2018

Via EDGAR Transmission

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USAA Mutual Funds Trust (File Nos. 333-223565)
Comments on Preliminary Proxy Materials

Dear Mr. Williamson:

Set forth below are the above referenced registrant's responses to the oral comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on April 3, 2018, concerning the Proxy Statement (the "Proxy Statement") filed on March 9, 2018, pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder on Form N-14 by USAA Mutual Funds Trust (the "Trust").

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement. As discussed during a subsequent call with the Staff on April 13, 2018, the Trust will make the requested change described in Comment 18 by filing an exhibits-only post-effective 485(b) amendment; all other comments discussed with the Staff on April 3, 2018 will be addressed in a 497 filing.

Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please file your responses in advance of the final Proxy Statement to allow time for review.

As a reminder, the Staff notes that the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, that comments by the Staff or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's oral comments on the Proxy Statement. Where appropriate, the Trust will include sample revised disclosure.

2.Comment: In the Letter to Shareholders, the Staff notes that shareholders of the USAA First Start Growth Fund ("First Start Fund") will receive shares of the USAA Cornerstone

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Moderately Aggressive Fund ("Cornerstone Fund," and together with the First Start Fund, the "Funds") with an aggregate net asset value ("NAV") equal to the aggregate net asset value of equal to the aggregate NAV of their investment in the First Start Fund. Please clarify the date on which the NAVs will be calculated. Please also confirm that the Funds have the same valuation policies or, if the Funds do not have the same valuation policies, describe the differences between the policies and explain how the different policies were considered in connection with the transaction.

Response: The Trust has revised the Letter to Shareholders to disclose that NAVs will be calculated at the close of business on June 15, 2018, for purposes of the reorganization. The Trust confirms that the Funds share the same Valuation Policies, Procedures, and Pricing Services.

3.Comment: The Staff notes statements within the Q&A and Proxy Summary, as well as within the Proxy Statement, that the Funds have comparable objectives, and similar investment policies and principal risks. Item 3 of Form N-14 requires you to highlight any material differences between the Funds so that investors are aware of how the nature of their investments will change as a result of the transaction. The Staff is concerned that the side-by-side comparisons on page 9 of the Proxy Statement under the heading "Investment Objectives, Strategies, and Policies" and on page 11 under the heading "Principal Risks" do not fully accomplish this. Please consider adding a third column to the disclosure explaining the material differences to investors in practical terms.

Response: The Trust as revised the disclosure to more clearly explain the differences in objectives, strategies, and risks within the two-column structure. The revised disclosure is provided below:

Cornerstone Fund	First Start Fund

Investment Objective	Investment Objective

The Fund seeks capital appreciation with a secondary focus on current income.

The Fund's seeks long-term capital growth with reduced volatility over time.

The primary objective is similar to the Cornerstone Fund. Both Funds seek to reduce volatility over time and provide investors with current income, although each Fund only states one of these as part of its objective.

Investment Strategy	Investment Strategy
The Fund has a target asset class allocation of	The Fund expects its typical asset allocation to be
approximately 60% equity securities and 40% fixed-	approximately 70% equities and 30% fixed-income
income securities. The actual asset class allocation can	securities. The implementation of the asset allocation
deviate from time to time from these targets as market	may involve the extensive use of equity and fixed-
conditions warrant. The implementation of the asset	income ETFs.
allocation may involve the extensive use of equity and
fixed-income ETFs.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Cornerstone Fund	First Start Fund

The First Start Fund has an approximately 10% larger
allocation to equities than the Cornerstone Fund.
Additionally, the Cornerstone Fund engages in more
extensive rebalancing and tactical allocations in
response to market conditions.
The Fund may invest in securities issued by	Same
domestic or foreign companies.

The Fund may invest in investment-grade and below-	Same, but the First Start Fund limits its investments in
investment-grade ("junk" or high-yield) fixed-income	below-investment-grade securities to no more than 10%
securities.	of its net assets.

The Fund's investments may include REITs.	Same

The Fund investments may include investments that	Same
provide exposure to commodities (such as ETFs or
national resource companies).

The Fund's investments may contain derivatives,	Same
including futures and options. Derivatives may be
utilized by the Fund to reduce its volatility over time, to
enhance returns, or to provide diversification.

The Fund's asset allocation is actively managed by adjusting the Fund's investments among asset classes that the Fund's manager(s) deems appropriate, using a combination of active security selection, quantitative investing strategies, and investments in active and passive ETFs and futures.

No specific corresponding strategy. However, the Fund is actively managed.

No corresponding policy	The Fund's assets will not be directly invested in
companies whose primary line of business is the
production of tobacco products or alcoholic beverages
or in companies primarily focused on gaming
activities.

The Fund may seek to earn additional income through	Same

securities lending.

Risk	Cornerstone Fund	First Start Fund
Asset-Backed and Mortgage-Backed Securities	X	X
Risk
Commodities and Natural Resources Investing	X	X
Risk
Credit Risk	X	X

Currency Risk	X	X

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Derivatives Risk	X	X

ETFs Risk	X	X
Foreign Investing Risk	X	X

Interest Rate Risk	X	X
Leveraging Risk	X	X

Liquidity Risk	X	X
Management Risk	X	X

Non-Investment Grade Securities Risk	X	X
Options Strategy Risk	X	X

Quantitative Investing Risk(a)	X
REIT Investment Risk	X	X

Tactical Allocation Risk(a)	X
Rebalancing Risk(a)	X
Securities Lending Risk	X	X
Small-Cap Company Risk	X	X

Stock Market Risk	X	X
GSE Risk	X	X

(a)The Cornerstone Fund has additional principal risks not shared by the First Start Fund, including Quantitative Investing Risk, Tactical Allocation Risk, and Rebalancing Risk. As described above in the Cornerstone Fund's principal strategy, the Cornerstone Fund's asset allocation is actively managed by adjusting the Fund's investments among asset classes that the Fund's manager(s) deems appropriate, using a combination of active security selection, quantitative investing strategies, and investments in active and passive ETFs and futures. These risks are described below under the heading "Description of Principal Risk Factors."

4.Comment: The Staff notes that one of the objectives for the First Start Fund is "reduced volatility over time"; this objective is not shared by the Cornerstone Fund. If the Cornerstone Fund has significantly higher volatility that the First Start Fund, please ensure this and other material differences are highlighted for investors.

Response: The Cornerstone Fund does not have significantly higher volatility than the First Start Fund. Although it is not stated within the Cornerstone Fund's investment objective, as disclosed in its prospectus, the Cornerstone Fund may attempt to reduce its volatility over time.

5.Comment: If the First Start Fund intends to make a material distribution to shareholders in connection with the transaction, please address the distribution in the Q&A and Proxy Summary under "How will the Reorganization affect me?"

Response: The First Start Fund does not intend to make a material distribution to shareholders in connection with the transaction.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

6.Comment: In the Q&A and Proxy Summary under "Who is paying for expenses relating to the Meeting and the Reorganization?" please provide an estimate of the costs the First Start Fund will pay.

Response: The Trust has made the requested change. The revised disclosure is provided below:

Answer: All costs relating to the proposed Reorganization, including the solicitation and other costs relating to the Meeting of the First Start Fund's shareholders, will be charged to the First Start Fund, except that AMCO and its affiliates will bear the costs of some internal personnel necessary to plan, prepare, and execute the project in connection with the Reorganization. Costs associated with the Reorganization are currently estimated at $185,000. However, since the First Start Fund is subject to an expense cap, whereby the expenses of the Fund (with certain exclusions) cannot exceed an annual rate of 1.38% of the Fund's average daily net assets, it is expected that AMCO will indirectly pay all of the costs relating to the proposed Reorganization.

7.Comment: On page 2 of the Proxy Statement, the Staff notes that the Prospectus and Statement of Additional Information for each Fund are incorporated "as supplemented"; if any of these documents have been supplemented please include the supplement or explain why you have not done so. Your attention is directed to Rule 411 under the Securities Act of 1933, as amended, which requires that you clearly identify what information is being included by reference.

Response: The Trust has made the requested change. The revised disclosure is provided below.

1.The Prospectus of the First Start Fund, dated December 1, 2017, and the Statement of Additional Information of the First Start Fund, dated December 1, 2017, as supplemented on March 21, 2018 (File Nos. 33-65572, 811-7852);

2.The Statement of Additional Information of the Cornerstone Fund, dated October 1, 2017, as supplemented on March 21, 2018 (File Nos. 33-65572, 811-7852);

8.Comment: In the Comparative Fee and Expense Table on page 8 of the Proxy Statement, please compare based on current expenses.

Response: The Trust has revised the disclosure to clarify the period used to calculate the pro forma fees and expenses. There have been no changes in the expense structures of the Funds since this November 30, 2017. The revised disclosure is provided below:

Comparative Fee and Expense Table

The table below describes the fees and expenses that you may pay, directly and indirectly, to invest in the Funds and the estimated pro forma fees and expenses of the Cornerstone Fund, assuming that the proposed Reorganization occurs. Expenses for each Fund are based on the expenses incurred by the First Start Fund and the Cornerstone Fund as of the 12-month period ended November 30, 2017. The pro forma fees and expenses of the Cornerstone Fund assume that the Reorganization has been in effect for that period.

9.Comment: The Staff notes the reference to the fulcrum fee in the Comparative Fee and Expense Table on page 8 of the Proxy Statement. Please explain whether both Funds have a

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

fulcrum fee, and if so revise to disclose any material differences in fee calculation and explain the impact to investors.

Response: The Trust has revised the Comparative Fee and Expense Table on page 8 of the Proxy Statement and the Fees and Expenses disclosure on page 6 of the Proxy Statement to clarify that only the First Start Fund has a fulcrum fee. The revised disclosure is provided below:

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Annual Fund Operating Expenses

(expenses that you may pay each year as a percentage of the value of your investment)

	First Start	Cornerstone	Pro Forma as of
	Fund(d)	Fund	November 30, 2017
			Cornerstone Fund
Management Fee	0.75%	0.59%	0.59%
Distribution and/or Service (12b-1) Fees	None	None	None
Other Expenses	0.94%	0.41%	0.47%
Acquired Fund Fees and Expenses	0.07%	0.10%	0.10%
Total Annual Fund Operating Expenses	1.76%(a)	1.10%(a)	1.16%
Reimbursement from Adviser	(0.31%)(b)	None	(0.08%)(c)
Total Annual Fund Operating Expenses after
Reimbursement	1.45%	1.10%	1.08%

(a)The total annual fund operating expenses for the Fund may not correlate to the ratio of expenses to average daily net assets shown in the financial highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

(b)The Investment Adviser has agreed, through November 30, 2018, to make payments or waive management, administration, and other fees to limit the expenses of the Fund so that the total annual operating expenses (exclusive of commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 1.38% of the Fund's average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Fund's Board of Trustees and may be changed or terminated by the Investment Adviser at any time after November 30, 2018.

(c)The Investment Adviser has agreed, through September 30, 2019, to make payments or waive management, administration, and other fees to limit the expenses of the Fund so that the total annual operating expenses (exclusive of commission recapture, expense offset arrangements, acquired fund fees and expenses, and extraordinary expenses) do not exceed an annual rate of 0.98% of the Fund's average daily net assets. This reimbursement arrangement may not be changed or terminated during this time period without approval of the Fund's Board of Trustees and may be changed or terminated by the Investment Adviser at any time after September 30, 2019.

(d)The First Start Fund's management fee fluctuates based on the Fund's performance relative to a securities market index.

Fees and Expenses. Both Funds pay USAA Asset Management Company ("AMCO") an investment management fee. The First Start Fund's investment management fee is comprised of a base investment management fee and a performance adjustment. The First Start Fund's base investment management fee, which is accrued daily and paid monthly, is equal to an annualized rate of three-fourths of one percent (0.75%) of the Fund's average daily net assets. A performance adjustment, determined by comparing the First Start Fund's performance against the Lipper Flexible Portfolio Funds Index, is then added to (in the case of overperformance) or subtracted from (in the case of underperformance) the base investment management fee. The Cornerstone Fund's investment management fee, which is accrued daily and paid monthly, is equal to an annualized rate of fifty-nine one hundredths of one percent (0.59%) of the Fund's average daily net assets. The Cornerstone Fund's investment management fee does not include a performance adjustment.

10. Comment: The Staff notes that other expenses are expected to increase for the Cornerstone Fund investors as a result of the transaction. Please explain why, and if the increase is expected to continue long-term please discuss how the Cornerstone Fund's board of trustees (Board)

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

considered the expense increase when determining that the transaction is in the best interest of Cornerstone Fund shareholders.

Response: The other expenses are expected to increase for the Cornerstone Fund as a result of the transaction due to the number of small accounts in the First Start Fund. The First Start Fund has historically been marketed as an entry-level fund for new investors, with a lower minimum investment. The Funds' distributor now also markets the Cornerstone Fund as an entry-level fund and its investment minimums were lowered to attract first-time investors and now match those of the First Start Fund. Over time the other expenses of the Cornerstone Fund would likely increase regardless of the transaction. The Cornerstone Fund's Board considered this and other factors when determining that the transaction is in the best interest of Cornerstone Fund shareholders, including the expense cap placed on the Cornerstone Fund and the benefits of a larger asset base, such as greater investment diversification.

11.Comment: The Staff notes the disclosure on page 9 of the Proxy Statement that some holdings of the First Start Fund "that are not compatible with the Cornerstone Fund's investment objective and policies will be liquidated in an orderly manner in connection with the Reorganization." Please clarify the degree of portfolio repositioning that is contemplated in connection with the transaction and provide an estimated cost, if material.

Response: The Trust has made the requested change. The estimated transaction costs associated with repositioning are approximately $150,000-$300,000, or 0.01% of the Cornerstone Fund's post-reorganization assets. The adviser does not consider this to be material to the Fund. The revised disclosure is provided below:

It also is expected that, if the Reorganization is approved, the holdings of the First Start Fund involved therein that are not compatible with the Cornerstone Fund's investment objective and policies will be liquidated in an orderly manner in connection with the Reorganization, and the proceeds of these sales will be reinvested in assets that are more consistent with the Cornerstone Fund's investment objective and policies. AMCO expects that approximately 35% of the First Start Fund's current holdings, representing approximately 5% of the Cornerstone Fund's post-Reorganization assets, will be repositioned in connection with the Reorganization.

12.Comment: The Staff notes that the First Start Fund had higher total return in each period covered by the "Average Annual Total Returns" tables on page 22 of the Proxy Statement. Please revise the discussion of Board considerations in the "Reasons for Reorganization" section to specifically address this fact and how the Board considered it.

Response: The Trust has made the requested change. The revised disclosure is provided below:

"(3) while the First Start Fund generally has had better absolute performance the Board noted that the difference in performance generally was attributable to First Start Fund's 70% allocation to equities as compared to the Cornerstone Fund's 60% allocation to equities in what has been an unusually long equity bull market, and noted that there is no assurance that such outperformance would continue;"

13.Comment: Please explain the meaning of the phrase "except for rounding" in the disclosure under the heading "Terms of the Reorganization" on page 25 of the Proxy Statement.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Response: As described in the immediately preceding paragraph, for the purposes of converting shares in the First Start Fund to shares in the Cornerstone Fund, "fractional shares will be rounded to the third decimal place."

14.Comment: The Staff notes that in the "Reasons for the Reorganization" section of the Proxy Statement beginning on page 26, you list a variety of items that the Board considered, but do not disclose what the Board thought about each item considered. For example, you note that the Board considered how the First Start Fund had better absolute performance, but do not include any additional context regarding how the Board used this factor to reach its conclusion that the transaction is in the best interest of shareholders, other than noting that "there is no assurance that this would continue." Please revise to provide additional disclosure around Board considerations.

Response: The Trust has made the requested change. The revised disclosure is provided below:

In approving the Reorganization, the Board considered a number of factors, including: (1) that the Cornerstone Fund has an investment objective, policies, and strategies comparable to those of the First Start Fund, noting that because the First Start Fund has a slightly larger allocation to equities, its shareholders would be moving into a generally lower-risk investment; (2) the fact that, as a series of the Cornerstone Funds, risk-based asset allocation products also managed by AMCO and marketed to new investors, the Cornerstone Fund has better prospects for attracting additional assets; (3) while the First Start Fund generally has had better absolute performance the Board noted that the difference in performance generally was attributable to First Start Fund's 70% allocation to equities as compared to the Cornerstone Fund's 60% allocation to equities in what has been an unusually long equity bull market, and noted that there is no assurance that this would continue; (4) the First Start Fund's shareholders will have expense ratios in the Cornerstone Fund that are lower than their current expense ratios, although the Board noted that there is no assurance that this would continue; (5) because the Reorganization will result in an increase in the Cornerstone Fund's assets, the Reorganization may result in a slight decrease in the operating expenses of the Cornerstone Fund, which would benefit the Cornerstone Fund's shareholders; (6) certain fixed costs, such as printing shareholder reports and proxy statements, legal expenses, audit fees, mailing costs, and other expenses, will be spread across a larger asset base, thereby potentially lowering the total operating expenses borne by shareholders; (7) the Cornerstone Fund would benefit by acquiring additional investment assets without the obligation to pay commissions or other transaction costs that a fund normally incurs when purchasing securities; (8) the Reorganization will be treated as a tax-free transaction to each Fund and its shareholders; and (9) although the First Start Fund will be responsible for the expenses of the Reorganization, such expenses will generally be paid indirectly by AMCO due to an expense cap in place for the First Start Fund. The Board also considered that AMCO also would benefit from the Reorganization because AMCO would be able to reduce its costs associated with operating the First Start Fund and eliminate the duplication of resources and costs associated with marketing and servicing the Funds as separate entities. Although the Board recognized that AMCO and its affiliates, as well as Fund shareholders, might benefit from the proposed Reorganization, it did not view this as a reason not to approve the transaction.

15.Comment: Please clarify the reference to "the change in marketing strategy with respect to asset allocation products offered by USAA" on page 27 of the Proxy Statement.

Response: The Trust has made the requested change. The revised disclosure is provided below:

In approving the Reorganization, the Board also considered alternatives, such as continuing the First Start Fund in its present form, but concluded that shareholders would likely be better served by reorganizing the First Start Fund with a similar asset allocation fund that is one of a suite of funds with allocations targeted more specifically toward shareholders' risk tolerances, and which AMCO believes has better prospects for

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

attracting additional assets. The Board also considered liquidating and terminating the First Start Fund, but concluded that the Reorganization would produce a better result by permitting First Start Fund shareholders to pursue comparable investment goals in a larger fund that has a more diverse investment portfolio.

16.Comment: The Staff notes that on page 50 of the Proxy Statement, under the heading "Other Business and Proposals to Adjourn the Meeting," the Trust discloses that "the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies if such an adjournment and additional solicitation is reasonable and in the interests of shareholders." It is the Staff's view that adjournment for the purposes of soliciting additional votes does not fall under the discretionary authority or ministerial functions permitted by Rule 14a-4(c)(3) or Rule 14a-4(c)(7). The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: The Trust respectfully disagrees. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the Adjournment Release), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the SEC stated:

"Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act."

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. The Trust represents that the persons named as proxies will evaluate any proposed adjournments consistent with the SEC's guidance in the Adjournment Release, as described in the Proxy Statement.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission's Disclosure Operations: Proxy Rules Reference Book (1980):

"[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law."

Because the Trust is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the DSTA). Section 3806(b)(5) of the DSTA establishes that the Trust's declaration of trust and by-laws:

"[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added.)"

Consistent with the DSTA, the Trust's Declaration of Trust permits any shareholder meeting to be adjourned for any lawful purpose, whether or not a quorum is present.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice, whether a matter is "incident to the conduct of the meeting" is a question of state law. The Trust's Declaration of Trust, which addresses generally the conduct of shareholder meetings in accordance with the DSTA, includes adjournments as incident to the conduct of the meeting.

We are aware of no precedent suggesting adjournments are excluded from "matters incident to the conduct of the meeting" under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management's discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a- 4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

17.Comment: The Staff notes that in the "Pro Forma Financial Information" section on page B-6, the pro forma adjustments reflect approximately $1 million in reimbursed expenses; and it appears that these expenses will be paid to the adviser in connection with the transaction. Please explain (i) whether, under the existing terms of the advisory agreement and based on current fee and expense levels, it is reasonably likely that the Cornerstone Fund would have been required to make this payment absent the transaction; (ii) the NAV impact, if any, associated with this payment, and who will benefit; and (iii) why this payment is not disclosed earlier in the Proxy Statement as a potential conflict.

Response: The Funds' adviser does not retain the right to recoup fee waivers/reimbursements. The approximately $1 million in the pro forma adjustments table represents reimbursements from the adviser to the Cornerstone Fund as a result of the expense cap proposed for the Fund in connection with the reorganization. The table has been revised to show this amount as a reduction in Fund expenses by putting parentheses around the number.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

18.Comment: Please ensure that the Form N-14 is signed on behalf of the registrant in addition to being signed by its officers and trustees in their individual capacities.

Response: The Trust has made the requested change.

19.Comment: Please revise the proxy card to include all the information required by Rule 14a-

4under the Exchange Act of 1934, as amended. For example, the Staff notes that the proxy card does not include disclosure regarding who is soliciting the proxy.

Response: The Trust has made the requested change.

20.Comment: Please confirm that the Semiannual Report to Shareholders for the First Start Growth Fund referenced on page B-3 will be filed before the N-14 is effective.

Response: The Semiannual Report to Shareholders for the First Start Fund was filed on March 28, 2018, and the disclosure on page B-3 of the Proxy Statement has been updated accordingly.

21.Comment: If the adviser is able to recoup any fee amounts waived pursuant to the "Reimbursement from Adviser" included in the "Comparative Fee and Expense Table" on page

8of the Proxy Statement, please disclose the recapture provisions and disclose that recapture is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of the recapture.

Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.

22.Comment: In the table under the heading "Capitalization" on page 31 of the Proxy Statement, please disclose the share adjustments as a result of the merger.

Response: The Trust has made the requested change. The revised disclosure is provided below:

	Net Assets	Net Asset Value	Pro Forma	Shares Outstanding
		Per Share	Adjustments -
			Shares
			Outstanding(1)
First Start Fund	$444.5 Million	$14.24		31,217,000
Cornerstone Fund	$2.5 Billion	$27.62		90,766,000
Pro Forma Cornerstone	$3.0 Billion	$27.62	16,092,000	106,858,000
Fund

(1)Shares outstanding have been adjusted for the accumulated change in the number of shares of the Target Fund's shareholder accounts based on the relative value of the Target Fund's and the Acquiring Fund's NAV per share assuming the Reorganization would have taken place on November 30, 2017.

23.Comment: In the table under the heading "Capitalization" on page 31 of the Proxy Statement, please disclose the NAV adjustments for the reorganization costs that are being paid by the First Start Fund. Please include footnotes that explain such adjustments.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

April 13, 2018

Response: There are no NAV adjustments as a result of Reorganization costs because, due to the First Start Fund's expense cap, all Reorganization costs are effectively paid by AMCO. See revised disclosure provided in response to Comment 24 below.

24.Comment: Under the heading "Note 5—Reorganization Costs" in the "Pro Forma Financial Information," please disclose whether the First Start Fund is responsible for the reorganization costs regardless of whether the merger is consummated.

Response: The Trust has made the requested change. The revised disclosure is provided below:

All costs relating to the proposed Reorganization will be charged to the Target Fund regardless of whether the Reorganization is approved and completed, except that AMCO and its affiliates will bear the costs of some internal personnel necessary to plan, prepare, and execute the project in connection with the Reorganization. However, since the Target Fund is subject to an expense cap, whereby the expenses of the Fund (with certain exclusions) cannot exceed an annual rate of 1.38% of the Fund's average daily net assets, it is expected that AMCO will indirectly pay all of the costs relating to the proposed Reorganization. Costs associated with the Reorganization are currently estimated at $185,000 and represent the estimated nonrecurring expense of the Target Fund carrying out its obligations under the Reorganization Plan including management's estimate of professional services fees, filing fees, printing costs and mailing charges related to the proposed Reorganization.

If you have any questions with respect to the enclosed, please contact me at (210) 282-4960.

Sincerely,

/s/ Kristen Millan

Kristen Millan

Assistant Secretary

USAA Mutual Funds Trust